FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                          Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                           For the month of January 2003


                                 BG Group plc
                         100 Thames Valley Park Drive
                                Reading RG6 1PT
                                    ENGLAND

                   (Address of principal executive offices)


The registrant files annual reports under cover of Form 20-F. By furnishing the information contained in this Form the reigistrant is not also furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.









                             BG Group press release

                                January 6, 2003


              BG Group and Partners Authorise Egyptian LNG Train 2

                             Early Works Programme



BG Group plc and its partners announced today that the start of the Engineering, Procurement and Construction (EPC) early works programme for the proposed second train of the Egyptian LNG (ELNG) project has been authorised. Train 2 is expected to cost approximately US$550 million.



The early works programme, consisting of detailed engineering, procurement of long lead-time items and site preparation work, is expected to be completed early in the third quarter of 2003, converting into the Train 2 EPC contract thereafter. Bechtel Inc., of the USA, which is undertaking the US$900 million EPC of Train 1, will carry out the early works using their design and construction subcontractors including Egyptian General Petroleum Corporation
(EGPC) affiliates, Petrojet and Enppi.



The US$1.35 billion first train is designed to produce 3.6 million tonnes per annum (mtpa) of liquefied natural gas (LNG). The second train envisages output doubling in size at the plant, located at Idku, approximately 50 kilometres east of Alexandria. Both trains will be built using the Phillips liquefaction technology and will share storage and marine facilities.



Martin Houston, Executive Vice President, BG Group plc, said: "Taking this key step in the realisation of Train Two allows BG Group and its partners to build on the rapid progress of the first train of Egyptian LNG. The project maintains its fast-track schedule with the first shipment of LNG from Train One on target for the third quarter of 2005 and Train Two's early works programme underpinning first production for around mid-2006. This aggressive timetable maximises the project's value to Egypt and to the partners."

Marketing of Train 2 output has reached an advanced stage. It is expected that negotiations will conclude during the first part of the early works programme and fully termed agreements will be signed after this. European and USA buyers have expressed strong interest in purchasing Train 2 output.



The partners in ELNG Train 2 are: BG Group (38 per cent), Edison International (38 per cent), EGPC (12 per cent) and the Egyptian Natural Gas Holding Company (EGAS, 12 per cent). BG Group, Edison International and EGPC are also the gas sellers. The gas for Train 2 is planned to come from fields in the BG-operated West Delta Deep Marine (WDDM) Concession, offshore the Nile Delta.



 There are matters discussed in this media information that are forward-looking statements. Such statements are only predictions and actual events or results may differ materially. For a discussion of important factors that could cause actual results to differ from the forward-looking statements, refer to the Company's annual report and accounts for the year ended 31 December 2001.



Enquiries



In the UK                   Nicole McMahon                  +44 (0) 118 929 3110

In Egypt                    Michael Barron                  +20 (0) 2 522 0367


Investor Relations          Chris Lloyd/Megan               +44 (0) 118 929 3025
                            Watson/Brian McCleery



Website: www.BG-Group.com


PR10935

Notes to Editors



Egyptian LNG Project



The ELNG plant will be a tolling facility and will provide a liquefaction service to BG Group and its partners in the WDDM Concession. Construction of Train 1 is under way and the entire output has been sold to Gaz de France under a 20-year agreement.



The equity in Train 1 is held by BG Group (35.5 per cent), Edison International (35.5 per cent), EGAS (12 per cent), EGPC (12 per cent ) and Gaz de France (5 per cent). An innovative commercial structure allows third parties to invest in future LNG production trains at the site, which can accommodate up to five trains.



BG Egypt



BG Group has been active in Egypt since 1989 and has achieved a highly successful record in the country via investments in both the upstream and downstream sectors.



As well as its involvement in ELNG, significant projects include development of the offshore Rosetta Concession, which came on-stream in January 2001 and delivers gas into the Egyptian national grid under a 25-year agreement with EGPC; development of the WDDM Concession; and the Nile Valley Gas Company, which delivers gas to industrial and residential customers in the Upper Egypt franchise area.



Partners in Egypt



EGPC and EGAS are the State corporations that plan, implement and oversee policies relating to the oil and gas sector in Egypt. Both co-ordinate these activities through their participation in companies involved in exploration, production, refining, processing, distribution and transportation.

Edison International S.p.A., one of Italy's leading private energy groups, is a partner in the Rosetta and WDDM Concessions and, together with other local partners, in the gas transportation and distribution business through the Nile Valley Gas Company.






                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                BG Group plc


Date: January 6, 2003                                By: ___Mark Edwards___

                                                     Mark Edwards
                                                     Deputy Company Secretary